                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   24  )
                                            ------

                              Adia Services, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  006874 10 1
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jon Rowberry
                           Adia Holdings Incorporated
         64 Willow Place, Menlo Park, California  94025  (415) 324-0696
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 22, 1994
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].


                             (Page 1 of 22 Pages)

                                    SCHEDULE 13D
- -------------------------
  CUSIP NO. 006874 10 1
- -------------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Adia Holdings Incorporated
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
            AF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                10,232,348
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                 10,232,348
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           10,232,348

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                              [_]
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           81.31%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           CO

- ------------------------------------------------------------------------------

                               Page 2 of 22 pages

                                    SCHEDULE 13D
- -------------------------
  CUSIP NO. 006874 10 1
- -------------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Adia S.A.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
            WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Switzerland

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                10,232,348
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                 10,232,348
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           10,232,348

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                              [_]
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           81.31%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           HC

- ------------------------------------------------------------------------------

                               Page 3 of 22 pages

                                    SCHEDULE 13D
- -------------------------
  CUSIP NO. 006874 10 1
- -------------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JAA Holding
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
            AF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Switzerland

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                10,232,348
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                 10,232,348
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           10,232,348

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                              [_]
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           81.31%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           HC

- ------------------------------------------------------------------------------

                               Page 4 of 22 pages

                                    SCHEDULE 13D
- -------------------------
  CUSIP NO. 006874 10 1
- -------------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Klaus J. Jacobs
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
            AF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Switzerland

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                10,232,348
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                 10,232,348
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           10,232,348

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                              [_]
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           81.31%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           IN

- ------------------------------------------------------------------------------

                               Page 5 of 22 pages

      Amendment to Schedule 13D
      -------------------------

      Pursuant to a Joint Filing Agreement and Power of Attorney dated March 28, 1994 by and between Adia Holdings Incorporated, a Delaware corporation ("Holdings"), Adia S.A., a Swiss corporation ("Adia"), JAA Holding, a Swiss
 ----------                                     ----
 corporation ("JAA") and Klaus J. Jacobs, a Swiss citizen ("Jacobs"), a copy of
               ---                                          ------
 which is filed as Exhibit A and is incorporated herein by reference, and in
                   ---------
 accordance with Item 101 of Regulation S-T, Holdings, Adia, JAA and Jacobs (each, a "Reporting Person," and collectively, the "Reporting Persons") hereby
           ----------------                          -----------------
 amend, supplement and restate as Amendment No. 24 (i) the Statement on
 Schedule 13D filed by Adia on May 7, 1987, as amended by Amendment No. 1 thereto dated July 1, 1987, Amendment No. 1 thereto dated March 2, 1989, Amendment No. 2 thereto dated November 20, 1989, Amendment No. 3 thereto dated July 25, 1990, Amendment No. 4 thereto dated August 7, 1990, Amendment No. 5 thereto dated September 18, 1990, Amendment No. 6 thereto dated September 27, 1990, Amendment No. 7 dated October 18, 1990, Amendment No. 8 thereto dated November 13, 1990, Amendment No. 9 thereto dated December 6, 1990, Amendment No. 10 thereto dated December 17, 1990, Amendment No. 11 thereto dated January 3, 1991, Amendment No. 12 thereto dated February 28, 1991, Amendment No. 13 thereto dated April 16, 1991, Amendment No. 14 thereto dated May 1, 1991, Amendment No. 15 thereto dated July 15, 1991, Amendment No. 16 thereto dated August 9, 1991, Amendment No. 17 thereto dated September 23, 1991, Amendment No. 18 thereto dated October 3, 1991, Amendment No. 19 thereto dated October 11, 1991, Amendment No. 20 thereto dated March 6, 1992, Amendment No. 21 thereto dated March 31, 1992, Amendment No. 22 dated July 31, 1992, and Amendment No. 23 thereto dated April 14, 1993 (the statement, as so amended, the "Adia Statement"), (ii) the Statement on Schedule 13D
      --------------
 filed by Jacobs on December 17, 1991, as amended by Amendment No. 1 thereto dated February 28, 1992, Amendment No. 2 thereto dated April 14, 1993, Amendment No. 3 thereto dated January 5, 1994 and Amendment No. 4 thereto dated January 17, 1994 (the statement, as so amended, the "Jacobs Statement"),
                                                      ------ ---------
 and (iii) the Statement on Schedule 13D filed by JAA on December 17, 1991, as amended by Amendment No. 1 thereto dated February 28, 1992, Amendment No. 2 thereto dated April 14, 1993, Amendment No. 3 thereto dated January 5, 1994 and Amendment No. 4 thereto dated January 17, 1994 (the statement, as so amended, the "JAA Statement", and, together with the Adia Statement and the Jacobs
      -------------
 Statement, the "Statement"), with respect to shares of Common Stock, par value
                 ---------
 $.25 per share (the "Common Stock"), of Adia Services, Inc., a Delaware
                      ------------
 corporation (the "Issuer").
                   ------

Item 1.  Security and Issuer.
          -------------------

      This statement relates to the Common Stock of the Issuer.

      The principal executive offices of the Issuer are located at:

                     64 Willow Place
                     Menlo Park, California 94025

 Item 2.  Identity and Background.
          -----------------------

      This Amendment is being filed by the Reporting Persons.

      I.   Information re: Holdings
           ------------------------

           Holdings is a Delaware corporation. The principal business of Holdings is to act as a holding company. The address of its principal place of business and office is:

                             (Page 6 of 22 Pages)

                     Adia Holdings Incorporated
                     64 Willow Place
                     Menlo Park, California  94025

      The name, business address and citizenship of each executive officer, and/or director of Holdings and a description of each such officer's and/or director's relationship to Holdings are set forth in Appendix I which is incorporated by reference in this Item 2.

      II.  Information re: Adia
           --------------------

           Adia is a Swiss corporation. The principal business of Adia is to provide temporary personnel services worldwide. The address of its principal place of business and office is:

                     Adia S.A.
                     Place Chauderon 4
                     1003 Lausanne
                     Switzerland

      The name, business address and citizenship of each executive officer, and/or director of Adia and a description of each such officer's and/or director's relationship to Adia are set forth in Appendix II which is incorporated by reference in this Item 2.

      III. Information re: JAA
           -------------------

           JAA is a Swiss corporation. The principal business of JAA is to act as a holding company responsible for management and coordination of its subsidiaries. The address of its principal place of business and office is:

                     JAA Holding
                     Platina Finanz AG
                     Seefeldquai 17
                     8034 Zurich
                     Switzerland

      The name, business address and citizenship of each executive officer, and/or director of JAA and a description of each such officer's and/or director's relationship to JAA are set forth in Appendix III which is incorporated by reference in this Item 2.

      IV.  Information re: Jacobs
           ----------------------

           Jacobs is a Swiss investor.  His business address is:

                     Klaus J. Jacobs
                     Seefeldquai 17
                     8034 Zurich
                     Switzerland

 To the best knowledge of the Reporting Persons, none of the executive officers and/or directors of the Reporting Persons has, during the last five years, been
 (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or

                             (Page 7 of 22 Pages)
 administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations of such laws.

 Item 3.  Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

      All the shares of Common Stock currently held by Holdings were either obtained by Holdings as a direct or indirect capital contribution from Adia or acquired by Holdings with funds advanced or loaned to it by Adia from Adia's working capital.

      In the proposed transaction, Holdings proposes to exchange one share of Common Stock of Issuer for one-eighth of a share of common stock, par value CHF
 10.00 per share, of Adia S.A. and $14.00 in cash. Based on the aforementioned terms, the aggregate amount of cash funds to be used by Holdings amounts to approximately $33 Million.

      Holdings has not yet determined the sources of the funds to be used in the proposed transaction. Such sources may include working capital of Holdings received through capital contributions of Adia, funds advanced or loaned to Holdings by Adia from Adia's working capital, bank loans and other sources, including the liquidity facility from the Issuer (see Item 6. Contracts,
                                                                ----------
 Arrangements, Understandings or Relationships with Respect to Securities of the
 -------------------------------------------------------------------------------
 Issuer, below.)
 ------

 Item 4.  Purpose of Transaction.
          ----------------------

      In April, 1987 Adia acquired 1,000,000 and 500,000 shares of Common Stock in addition to the 5,600,000 shares of Class B Common Stock, par value $.25 per share, of the Issuer previously held by Adia. A copy of the Stock Purchase Agreement between the Issuer and Adia, dated April 30, 1987 is filed as Exhibit
                                                                         -------
 B and incorporated herein by reference. The purpose of the transactions was to
 -
 strengthen the balance sheet of the Issuer and to enable the Issuer to make acquisitions in the future.

      In October and November 1989, Adia acquired additional shares of Common Stock because Adia believed that Issuer's shares of Common Stock were a good investment of Adia's funds.

      In July 1990, Adia determined that it could realize certain tax benefits if it were to increase its ownership of the Common Stock to the level which would permit Holdings, a then newly-formed, wholly-owned subsidiary of Adia to hold Adia's U.S. investments, to include the Issuer in its consolidated U.S. federal income tax returns ("Tax Consolidation"). Based upon the number of
                              -----------------
 shares of Common Stock and Class B Common Stock then outstanding, Adia then believed Holdings would have to acquire, in addition to the Common Stock and Class B Common Stock of the Issuer then owned by Adia, a minimum of 1,783,553 additional shares of Common Stock before it could effect Tax Consolidation. Accordingly, Adia intended to cause Holdings to acquire, through open market purchases, privately negotiated transactions or otherwise, at least the number of additional shares of Common Stock required for Tax Consolidation. Adia intended to transfer to Holdings all the Common Stock and Class B Common Stock of the Issuer owned by Adia in the event Holdings acquired the additional shares required for Tax Consolidation.

      In connection with the foregoing, Holdings and the Issuer entered into a Tax Sharing Agreement dated July 25, 1990 (the "Tax Sharing Agreement")
                                                 ---------------------
 providing for (i) the payment of Federal income taxes for periods during which the Issuer and Holdings are included in the same consolidated return (and the payment of state or local income taxes if the Issuer or a subsidiary of the Issuer is included in a state or local return with Holdings), (ii) the payment to Holdings of amounts representing a portion of its costs

                             (Page 8 of 22 Pages)
 in preparing tax returns, and (iii) certain related matters. A copy of the Tax Sharing Agreement is filed as Exhibit C and is incorporated herein by
                               ---------
 reference. During the periods in which the Issuer is included in the consolidated Federal income tax returns of Holdings, Holdings is obligated under the Tax Sharing Agreement to pay all Federal income taxes of the consolidated group, but the Issuer will be obligated to reimburse Holdings under the Tax Sharing Agreement for its share of such taxes, determined as if the Issuer filed its tax returns separately from Holdings, reduced by the lesser of (i) 100% of the amount by which the consolidated Federal income taxes of the Issuer and Holdings for the taxable period are reduced by the losses and credits of Holdings and (ii) 20% of the Federal income taxes that the Issuer would have paid had it filed tax returns separately from Holdings. During the same periods, Holdings is obligated under the Tax Sharing Agreement to reimburse the Issuer for the amount by which Holdings' Federal income taxes, determined as if Holdings filed its tax returns separately from Issuer, is reduced by the losses and credits of the Issuer, reduced by the lesser of (i) 100% of the amount by which the consolidated Federal income taxes of the Issuer and Holdings for the taxable period are reduced by the losses and credits of the Issuer and (ii) 20% of Holdings' Federal income taxes for the period determined as if Holdings filed its tax returns separately from the Issuer.
 The same principles may apply to state and local taxes paid on a combined, consolidated or unitary basis. Calculations under the agreement will be made by Holdings.

      In July 1992, Adia determined that Tax Consolidation and the benefits potentially available under the Tax Sharing Agreement were desirable. Accordingly, Adia transferred 5,600,000 shares of Class B Common Stock and caused to be transferred by Adiainvest S.A., a Swiss corporation and wholly-owned subsidiary of Adia ("Adiainvest"), 2,590,500 shares of Common Stock to
                           ------------
 Holdings with the result that Holdings currently holds (i) 4,632,348 shares of Common Stock, (ii) 5,600,000 shares of Class B Common Stock and Tax Consolidation was achieved. Additionally, Adia caused all the shares of Professional Service Industries Holdings, Inc. to be transferred to Holdings.

      On March 22, 1994, the Board of Directors of Adia authorized its officers to initiate negotiations with the Issuer with respect to a proposed merger pursuant to which Holdings would acquire all the outstanding shares of Common Stock which it does not currently own. In the proposed merger, holders of Common Stock other than Holdings would be entitled to receive one-eighth of a share of common stock of Adia and $14.00 in cash per share of Common Stock. In connection with such a proposed merger, the Board of Directors of Adia also indicated its intention to authorize the commencement of a program for listing of american depositary receipts with respect to its shares of common stock of Adia on the New York Stock Exchange. Copies of the press releases by Adia dated March 23, 1994 and the Issuer dated March 22, 1994 are filed as Exhibit D and
                                                                 ---------
 Exhibit E, respectively, and are incorporated by reference herein.
 ---------

      In connection with the proposed merger, the Issuer has formed a special committee of its Board of Directors consisting of Mr. Anthony M. Frank and Ms. Priscilla Florence in order to evaluate the proposed merger. It is anticipated that such special committee will negotiate on the Issuer's behalf the terms of any proposed merger.

      The Reporting Persons intend to continue to review Holdings investment's in the Issuer on the basis of various factors, including the business, affairs, financial condition and prospects of the Issuer and the Reporting Persons, conditions in the securities market and general economic and industry conditions. Based upon such review, Holdings will take such actions in the future as the Reporting Persons deem appropriate in light of the circumstances existing from time to time. If any of the Reporting Persons believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of the Common Stock or other securities of the Issuer. Similarly, depending on market and other factors, the Reporting Persons

                             (Page 9 of 22 Pages)
 may determine to dispose of some or all the shares of Common Stock currently owned by Holdings or otherwise acquired by the Reporting Persons.

 Item 5.  Interest in Securities of the Issuer.
 -------  ------------------------------------

      (a) Holdings beneficially owns and, through their direct or indirect ownership interest in Holdings, the other Reporting Persons may be deemed to beneficially own, 10,232,348 shares of Common Stock consisting of (i) 4,632,348 shares of Common Stock held by Holdings and (ii) 5,600,000 shares of Class B Common Stock, par value $.25 per share, of the Issuer ("Class B Common Stock")
                                                         --------------------
 held by Holdings, which are convertible into shares of Common Stock on a one-for-one basis. The shares of Common Stock beneficially owned by Holdings represent 81.31% of the outstanding shares of Common Stock (based upon the 6,983,783 shares of Common Stock disclosed by the Issuer to be outstanding as of February 28, 1994 in the Issuer's Form 10-K for the fiscal year ended January 2, 1994 and the additional 5,600,000 shares of Common Stock that would be issuable in connection with the conversion of the 5,600,000 shares of Class B Common Stock held by Holdings). Because the Class B Common Stock has ten votes per share (as compared to one vote per share of Common Stock), Holdings controls, and the other Reporting Persons may be deemed to control, 96.27% of the total outstanding voting power of the shares of capital stock of the Issuer entitled to vote in a general election of the Issuer's Board of Directors.

      (b) Holdings has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 10,232,348 shares of Common Stock consisting of (i) 4,632,348 shares of Common Stock held by Holdings and
 (ii) 5,600,000 shares of Class B Common Stock held by Holdings. The other Reporting Persons, through their direct or indirect ownership interests in Holdings, may be able to influence Holdings' decisions concerning the exercise of such power (see Item 4. Purpose of the Transaction., above).
                             --------------------------

      (c) During the past 60 days, neither the Reporting Persons, nor to the best of their knowledge, any person identified in Appendix I, II or III to this Statement, have effected any transactions in the shares of Common Stock.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by Holdings. The other Reporting Persons, through their direct or indirect ownership interest in the Purchaser, may be able to influence decisions concerning the exercise of such power.

      (e)  Not applicable.

 Item 6.   Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer
           ------------------------------------------------------

      (a) On February 28, 1992, Adia entered into a Stock Purchase Agreement ("Adia Stock Purchase Agreement No. 1") with Adiainvest providing for the sale
  -----------------------------------
on that date by Adia to Adiainvest of 2,350,000 shares of Common Stock for an aggregate purchase price of $48,175,000. On March 23, 1992, Adia entered into a second Stock Purchase Agreement ("Adia Stock Purchase Agreement No. 2") with
                                  -----------------------------------
Adiainvest providing for the sale on that date by Adia to Adiainvest of 240,500 shares of Common Stock for an aggregate purchase price of $4,148,625. Copies of the Adia Stock Purchase Agreement No. 1 and the Adia Stock Purchase Agreement No. 2 are filed as Exhibit F and Exhibit G, respectively, and are
                   ---------     ---------
incorporated by reference herein.

                            (Page 10 of 22 Pages)

 On July 30, 1992, Adiainvest entered into a Stock Purchase Agreement (the "Adiainvest Stock Purchase Agreement") with Adia International Investeringen
  -----------------------------------
 B.V. ("AIIBV") providing for the sale on that date by Adiainvest to AIIBV of
        -----
 2,590,500 shares of Common Stock (approximately 20.6% of the fully diluted Common Stock) of the Issuer (the "20.6% block") for an aggregate purchase price
                                   -----------
 of $39,505,125. A copy of the Adiainvest Stock Purchase Agreement is filed as Exhibit H and is incorporated by reference herein. On the same date, AIIBV
 ---------
 transferred the 20.6% block to Holdings as a capital contribution. A copy of the Contribution Letter from AIIBV to Holdings describing the capital contribution of the 20.6% block is filed as Exhibit I and is incorporated
                                             ---------
 herein by reference. On the same day, the Issuer, Holdings and Adiainvest entered into an Assignment and Assumption Agreement (the "Adiainvest Assignment
                                                           ---------------------
 Agreement") providing for the assignment by Adiainvest and the assumption by
 ---------
 Holdings of all of Adiainvest's rights and obligations under a Loan Agreement (the "Adiainvest Loan Agreement") dated as of March 9, 1992, between the Issuer
       -------------------------
 and Adiainvest, which provides for a line of credit up to a maximum of $50,000,000. Holdings repaid all borrowings under such line of credit on December 20, 1993. The line of credit under the Adiainvest Loan Agreement terminated on December 31, 1993 pursuant to its terms. On March 18, 1994, Issuer's board of directors formally approved an extension of the credit facility under the Adiainvest Loan Agreement (with otherwise identical terms) until December 31, 1994. Copies of the Adiainvest Loan Agreement and the Adiainvest Assignment Agreement are filed as Exhibit J and Exhibit K,
                                              ---------     ---------
 respectively, and are incorporated by reference herein. Pursuant to a Security and Pledge Agreement between Adiainvest and the Issuer, dated as of March 9, 1992 (the "Adiainvest Pledge Agreement") and related to the Adiainvest Loan
            ---------------------------
 Agreement, the 20.6% block was pledged to the Issuer as collateral in connection with a loan from the Issuer to Adiainvest in the amount of $37,886,062 pursuant to the Adiainvest Loan Agreement and a related Revolving Credit Note, dated March 9, 1992 (the "Adiainvest Note") made by Adiainvest in
                                        ---------------
 favor of the Issuer. On the same day, Holdings executed a Security and Pledge Agreement, dated July 30, 1992 (the "Holdings Pledge Agreement") which
                                      -------------------------
 superseded and replaced the Adiainvest Pledge Agreement, and a Revolving Credit Note (the "Holdings Note") in favor of the Issuer, which replaced the
            -------------
 Adiainvest Note. Copies of the Holdings Pledge Agreement and the Holdings Note are filed as Exhibit L and Exhibit M, respectively, and are incorporated by
              ---------     ---------
 reference herein.

      (b) On July 30, 1992, Adia transferred 5,600,000 shares of Class B Common Stock of the Issuer ("Adia Shares") to Holdings as a capital contribution. A
                       -----------
 copy of the Contribution Letter from Adia to Holdings describing the capital contribution of Adia Shares is filed as Exhibit N and is incorporated hereby by
                                         ---------
 reference.

 Item 7.   Material to be Filed as Exhibits
           --------------------------------

 Exhibit A Joint Filing Agreement and Power of Attorney by and among Adia
           Holdings Incorporated, Adia S.A., JAA Holding and Klaus J. Jacobs, dated March 24, 1994.

 Exhibit B Stock Purchase Agreement between Adia Services, Inc. and Adia S.A., dated April 30, 1987 (as previously filed as Exhibit A to the original Adia Statement).

 Exhibit C Tax Sharing Agreement between Adia Holdings Incorporated and Adia
           S.A., dated July 25, 1990 (as previously filed as Exhibit A to Amendment No. 3 to the Adia Statement).

 Exhibit D Press Release by Adia S.A., dated March 23, 1994.

 Exhibit E Press Release by Adia Services, Inc., dated March 22, 1994.

                             (Page 11 of 22 Pages)

 Exhibit F  Stock Purchase Agreement between Adia S.A. and Adiainvest S.A., dated February 28, 1992 (as previously filed as Exhibit A to Amendment No. 20 to the Adia Statement).

 Exhibit G  Stock Purchase Agreement between Adia S.A. and Adiainvest S.A., dated March 23, 1992 (as previously filed as Exhibit A to Amendment No. 21 to the Adia Statement).

 Exhibit H  Stock Purchase Agreement between Adiainvest S.A. and Adia
            International Investeringen B.V., dated July 30, 1992 (as previously filed as Exhibit A to Amendment No. 22 to the Adia Statement).

 Exhibit I Contribution Letter from Adia International Investeringen B.V. to Adia Holdings Incorporated, dated July 30, 1992 (as previously filed as Exhibit B to Amendment No. 22 to the Adia Statement).

 Exhibit J  Loan Agreement dated March 9, 1992 between Adia Services, Inc. and
            Adiainvest S.A. (as previously filed as Exhibit B to Amendment No. 21 to the Adia Statement).

 Exhibit K  Assignment and Assumption Agreement by and among Adia Holdings
            Incorporated, Adiainvest S.A. and Adia Services, Inc., dated July 30, 1993 (as previously filed as Exhibit C to Amendment No. 22 to the Adia Statement).

 Exhibit L  Security and Pledge Agreement made by Adia Holdings Incorporated, dated July 30, 1992 (as previously filed as Exhibit D to Amendment No. 22 to the Adia Statement).

 Exhibit M  Revolving Credit Note made by Adia Holdings Incorporated, dated July
            30, 1992 (as previously filed as Exhibit E to Amendment No. 22 to the Adia Statement).

 Exhibit N  Contribution Letter from Adia S.A. to Adia Holdings Incorporated, dated July 30, 1992 (as previously filed as Exhibit F to Amendment No. 22 to the Adia Statement).

                            (Page 12 of 22 Pages)

                                  SIGNATURES:

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          ADIA HOLDINGS INCORPORATED



 Date:  March 28, 1994                    By: /s/ Martin Wettstein
                                              --------------------
                                          Name:  Martin Wettstein
                                          Title: Attorney-in-Fact
                                                 for Adia Holdings Incorporated



                                          ADIA S.A.



 Date:  March 28, 1994                    By: /s/ Martin Wettstein
                                              --------------------
                                          Name:  Martin Wettstein
                                          Title: Attorney-in-Fact
                                                 for Adia S.A.



                                          JAA HOLDING



 Date:  March 28, 1994                    By: /s/ Martin Wettstein
                                              --------------------
                                          Name:  Martin Wettstein
                                          Title: Attorney-in-Fact
                                                 for JAA Holding



                                          KLAUS J. JACOBS



 Date:  March 28, 1994                    By: /s/ Martin Wettstein
                                              --------------------
                                          Name:  Martin Wettstein
                                          Title: Attorney-in-Fact
                                                 for Klaus J. Jacobs

                            (Page 13 of 22 Pages)

                                   APPENDIX I
                                   ----------
         Directors and Executive Officers of Adia Holdings Incorporated
         --------------------------------------------------------------

NAME AND FUNCTION       BUSINESS ADDRESS                   PRIMARY             CITIZENSHIP
                                                           OCCUPATION
John P. Bowmer          Adia S.A.                          CEO                 English
Director and CEO        64 Willow Place
                        Menlo Park, CA  94025

Jon Rowberry            Adia S.A.                          CFO                 USA
Director and CFO        64 Willow Place
                        Menlo Park, CA  94025

Marcel Schmocker        Markwalder, Schmocker & Partners   Attorney-at-Law     Swiss
Director                Montbijoustrasse 8
                        3001 Bern
                        Switzerland

Keith Corbin            Adia S.A.                          VP Finance          USA
Treasurer               64 Willow Place
                        Menlo Park, CA  94025

Doreen R. Penfield      Adia S.A.                          VP Administration   USA
Secretary               64 Willow Place
                        Menlo Park, CA  94025

                            (Page 14 of 22 Pages)

                                  APPENDIX II
                                  -----------
                 Directors and Executive Officers of Adia S.A.
                 ---------------------------------------------

NAME AND FUNCTION            BUSINESS ADDRESS              PRIMARY           CITIZENSHIP
                                                           OCCUPATION
Henry-F. Lavanchy            Chateau de Bonmont            Retired           Swiss
Honorary Chairman and        1261 Cheserex
 Director                    Switzerland

Klaus J. Jacobs              Seefeldquai 17                Entrepreneur      Swiss
Chairman and Director        8034 Zurich
                             Switzerland

Klaus Weigandt               ASKO                          CEO of ASKO       German
Vice-Chairman and            Deutsche Kaufhaus AG
 Director                    Mainzerstrasse 180-184
                             66121 Saarbrucken
                             Germany

D. Staehelin-Ammann          Personnel Consulting          Personnel         Swiss
 (Mrs.)                      Limmatquai 52                 Consultant
Director                     8001 Zurich
                             Switzerland

Dr. Hans Bergmaier           Elektrowatt AG                Retired           Swiss
Director                     8022 Zurich
                             Switzerland


Rupert Blattmann             Guggitalring 13 C             Retired           Swiss
Director                     6300 Zug
                             Switzerland

Erwin Conradi                Metro International           CEO of Metro      German
Director                     Neuhofstr. 4
                             6340 Baar
                             Switzerland

Nico Issenmann               Rekholterweg 7                Independent       Swiss
Director                     8708 Maen                     Consultant
                             Switzerland

Prof. Armin Seiler           Zeltweg 29                    Professor of      Swiss
Director                     8032 Zurich                   Economics
                             Switzerland                   University of
                                                           Zurich

Dr. Franz-Martin Suchan      M.M. Warburg-Suchan & CO.     Business          German
Director                     Wiesenhuttenstrasse 1         Consultant and
                             60329 Frankfurt a.M. 1        Lawyer
                             Germany

                             (Page 15 of 22 Pages)

                                     II-2

Francoise N. Steeg           7, Rue du Dr. Germain See     Former CEO of     French
Director                     75016 Paris                   Jacobs Suchard
                             France

Dr. Klaus Jenny              Credit Swiss Bank             Bank Executive    Swiss
Director                     8070 Zurich
                             Switzerland

John Bowmer                  Adia S.A.                     CEO               English
CEO                          64 Willow Place
                             Menlo Park, CA  94025

Jon Rowberry                 Adia S.A.                     Chief             USA
CFO                          64 Willow Place               Financial
                             Menlo Park, CA  94025         Officer

Manfred K. Atzert            ADIA Interim GmbH             President         German
President Europe             Pappelallee 33                Europe ADIA
                             2000 Hamburg                  SA
                             Germany

                             (Page 16 of 22 Pages)

                                  APPENDIX III
                                  ------------
                Directors and Executive Officers of JAA Holding
                -----------------------------------------------


NAME AND FUNCTION          BUSINESS ADDRESS        PRIMARY OCCUPATION   CITIZENSHIP
Klaus J. Jacobs            Seefeldquai 17          Entrepreneur         Swiss
Chairman and Director      8034 Zurich
                           Switzerland

Charles Gebhard            Van Houten Holding      CEO Van Houten       Swiss
Director                   Seefeldquai 17          Holding
                           8034 Zurich
                           Switzerland

Dr. Peter Haber            Platina Finanz AG       CEO Platina          Swiss
Director                   Seefeldquai 17          Finanz
                           8034 Zurich             AG
                           Switzerland

Dr. Gaudenz Staehelin      Magasins Jelmoli SA     CEO Jelmoli SA       Swiss
Director                   St. Annagasse 18        CEO UTC Intern,
                           8021 Zurich             AG
                           Switzerland

John P. Bowmer             Adia S.A.               CEO                  English
Director and CEO           64 Willow Place
                           Menlo Park, CA  94025

                             (Page 17 of 22 Pages)

                                                                       Exhibit A

                             JOINT FILING AGREEMENT
                                      AND
                               POWER OF ATTORNEY
- --------------------------------------------------------------------------------

 The undersigned hereby agree to jointly file a statement on Schedule 13D, together with any amendments thereto (collectively, the "Schedule 13Ds"), with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

 Each of the undersigned also appoints:

                                Martin Wettstein

 with full power of substitution, as his/its attorney-in-fact for the specific purpose of executing on his/its behalf the Schedule 13Ds.

 This joint Filing Agreement and Power of Attorney may be signed in counterpart copies.



 Date:   March 28, 1994                               /s/ Klaus J. Jacobs
       ----------------                            ------------------------
                                                          Klaus J. Jacobs


                                     JAA HOLDING



 Date:   March 28, 1994                By:    /s/ Klaus J. Jacobs
       ----------------                       -------------------
                                     Name:   Klaus J. Jacobs
                                     Title:  Executive Officer


                                     By:    /s/ Dr. Peter Haber
                                            -------------------
                                     Name:   Dr. Peter Haber
                                     Title:  Member of the Board of Directors

                             (Page 18 of 22 Pages)

                                     ADIA S.A.



 Date:   March 28, 1994              By:    /s/ Klaus J. Jacobs
       ----------------                     -------------------
                                     Name:   Klaus J. Jacobs
                                     Title:  President of the Board of Directors


                                     By:    /s/ Martin Wettstein
                                            --------------------
                                     Name:   Martin Wettstein
                                     Title:  Secretary of the Board of Directors


                                     ADIA HOLDING INCORPORATED



 Date:   March 28, 1994              By:    /s/ Jon Rowberry
       ----------------                     -----------------
                                     Name:   Jon Rowberry
                                     Title:  Director and CFO

                                     By:    /s/ Keith Corbin
                                            ----------------
                                     Name:   Keith Corbin
                                     Title:  Treasurer

                             (Page 19 of 22 Pages)

                                                                       Exhibit D

 PRESS RELEASE


 ADIA REPORTS 1993 RESULTS

 THE ADIA GROUP GENERATED REVENUES OF CHF 3,114 MILLION IN 1993 COMPARED TO CHF 3,212 IN THE PRIOR YEAR. OPERATING INCOME WAS CHF 45.7 MILLION, COMPARED TO CHF 0.6 MILLION IN 1992.

 After deduction of financial expense, extraordinary charges for additional restructuring, taxes and income applicable to minority interests, the loss from continuing operations amounts to CHF 59 million. The loss associated with non-core activities, including value adjustments on assets to be divested, was CHF 68 million. The greater portion of this amount is attributable to the sale of Professional Services, Inc. (PSI), which was sold in December, 1993, and to the sale of Meridian Leasing, Inc. Thus, the consolidated net loss for the year was CHF 127 million versus CHF 219 million in 1992, as per the following table:

(in CHF millions)                             1993     1992

    Revenues                                 3,114    3,212
    Gross Margin                               755      785
    Operating Income                            46        1
    Net Loss from Continuing Operations        (59)    (128)
    Net Loss for the Year                     (127)    (219)

SALE OF MERIDIAN

 Adia concluded an agreement to sell Meridian, a US company, active in the computer leasing business for a total consideration of US $90 million in dividend, cash and notes. One half of the proceeds will be received in 1994, the remainder over 1995 and 1996. The result of this transaction was fully reflected in the December 31, 1993 financial statements.

 PURCHASE OF ADIA SERVICES, INC. MINORITY SHARES

 The board of directors of Adia SA decided yesterday to acquire the outstanding common shares of Adia Services, Inc. with a view to take this company private and to delist its shares. The board also decided to seek a listing of Adia SA shares on the New York Stock Exchange.

 The board finally decided to seek shareholders approval for the creation of authorized share capital of CHF 3.7 million (or 370,000 shares) for the purpose of this transaction as well as to create shares for an employee stock option plan.

 FIRST QUARTER TREND AND 1994 OUTLOOK

 Results in the first quarter have been satisfactory. Orders as well as operating profit are clearly higher than expected. Adia's management is confident that the company will return to profitability in 1994.

 CONVERSION OF CLASS A NON-VOTING SHARES

                             (Page 20 of 22 Pages)

 After the successful capital increase of December 1993, and the conversion of the non-voting shares into bearer shares, the capital ownership and voting right ratios are as follows:

                               1993    1992

    JAA Holding, Zug/1)/        54%     55%
    Minority shareholders       46%     45%

    /1)/Owned by Klaus J. Jacobs, Kusnacht

 After this conversion and the issuance of the authorized capital referred to above, Mr. Jacobs' capital share is expected to fall to 51%.

 A grace period until December 1995 has been granted for the conversion into bearer shares of the remaining Class A participation certificates.


 Lausanne, March 23, 1994

                             (Page 21 of 22 Pages)

                                                                       Exhibit E



                                     Contact:  Jon Rowberry
                                               Senior Vice President
                                               Chief Financial Officer
                                               Adia Services, Inc.
                                               (415) 324-0696


 NATIONAL, INTERNATIONAL AND ANALYST WIRES
 -----------------------------------------

 FOR IMMEDIATE RELEASE

 MENLO PARK, California, March 22, 1994 - Adia Services, Inc. (NASDAQ - "ADIA"), announced today that it has received a merger proposal from Adia SA ("ASA"), its principal stockholder, whereby ASA would acquire all the outstanding common shares of Adia which it does not currently own.

 In the proposed merger, eight shares of common stock of Adia would be exchanged for one share of ASA stock and $112.00 in cash. This merger proposal will be submitted to the Adia Services, Inc., shareholders for approval at the Annual Shareholders Meeting which is currently scheduled to be held on July 14, 1994 in Redwood City, California. ASA will submit the necessary increase in its authorized stock to its shareholders for approval at ASA's Annual Meeting on April 21, 1994 in Lausanne, Switzerland.

 Adia Services, Inc., has appointed a special committee of its Board of Directors, consisting of Anthony M. Frank and Priscilla Florence, to evaluate this merger proposal.

 Adia SA is an international personnel services company with over 1,100 offices in 27 countries. Total revenue in 1993 was over SFr 3,000,000,000. ASA is publicly traded on the Zurich stock exchange and closed trading on March 21, 1994, at SFr 236 per share. In connection with this acquisition offer, Adia SA has indicated its intention to list its ADRs on the New York Stock Exchange.


                                   # # # # #

                             (Page 22 of 22 Pages)